

November 18, 2010

Ian Harvie
Senior Vice President and Chief Financial Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

> **Re:** **C&D Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 9, 2010**
> **File No. 333-170056**

Dear Mr. Harvie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. We note that the Supporting Noteholders have purchased additional notes after the public announcement of the exchange offer. Please advise us as to how these purchases complied with Rule 14e-5.

2. We note your response to comment one in our letter dated November 1, 2010; however, we reissue our comment. Although we note that the issuer is obligated to make the cash payment of approximately $750,000 to Angelo Gordon and Bruce & Co. regardless of whether the exchange offer is consummated, we also note that it appears that the cash payment was offered at least in part as an inducement to tender in the exchange offer and that the payment is for costs incurred at least in part in connection with the exchange

offer. Please revise or advise us as to why you believe the cash payment should not be viewed as consideration for securities tendered in the exchange offer.

3.   We note your response to comment four in our letter dated November 1, 2010. Please revise throughout the document to indicate that you are conducting two separate exchange offers. In addition, please revise to disclose the maximum number of shares of common stock being offered for the 2005 Notes and the maximum number of shares of common stock being offered for the 2006 Notes. We note that you have already included these maximum amounts in the fee table but the amounts do not appear in the disclosure document. Furthermore, please revise to clarify that if each offer is oversubscribed, you will accept tendered securities on a pro rata basis per class; in other words, that you will have separate proration pools for each class of notes. Refer to Rule 13e-4(f)(3).

4.   We note your response to comment five in our letter dated November 1, 2010; however, we reissue our comment. For example, we note that you state that for each $1,000 of principal amount of the 2005 Notes, holders will receive between 2,031.91 and 3,962.31 shares of common stock depending on the total amount of principal of the 2005 Notes tendered. Note holders who tender will not know the exact number of common shares they will receive until after expiration. Please revise to disclose an exact number of common shares for each $1,000 of principal amount of the 2005 Notes and an exact number of common shares for each $1,000 of principal amount of the 2006 Notes.

Noteholders' Advisors and Agents, page 103

5.   Please revise to describe the nature of the fees and expenses that will be paid by the issuer, that the total amount may exceed your current estimate, and that there is no cap on the amount payable.

Treatment of Classified Claims, page 116

6.   We note your response to comment 21 in our letter dated November 1, 2010; however, we reissue our comment. Please revise to clarify whether the issuer's other material indebtedness, including the existing credit facility, and the China line of credit fall under Class 2 or another claim class.

Settlement, Release, Injunction and Related Provisions, page 135

Discharges of Claims and Termination of Interests, page 135

7.   We note your response to comment 28 in our letter dated November 1, 2010. Please revise to include the following disclosure:

   "Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or Confirmation Order, no

> *provision shall release any non-debtor, including any of the*
> *Third Party Releasees and/or Debtor Releasees, from liability in*
> *connection with any legal action or claim brought by the United*
> *States Securities and Exchange Commission."*

Exhibits

8.   Please revise the exhibit index to indicate that the Restructuring Support Agreement was filed as an exhibit to your recent Form 10-Q, rather than Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ettore A. Santucci, Esq.
                  Goodwin Procter LLP